                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D
                      Under the Securities Exchange Act of 1934

                                  (Amendment No. 1)

                            Insight Health Services Corp.
                                   (Name of Issuer)

                            Common Stock, $0.001 par value
                            (Title of Class of Securities)

                                     45766Q 10 1
                                    (CUSIP Number)

                               Robert E. Healing, Esq.
                               General Electric Company
                                 3134 Easton Turnpike
                            Fairfield, Connecticut  06431
                                    (203) 373-2243


         (Name, address, including zip code, and telephone number, including area code of agent for service)

                                      COPIES TO:

                                Ronald S. Beard, Esq.
                             Gibson, Dunn & Crutcher LLP
                                333 South Grand Avenue
                         Los Angeles, California  90071-3197
                                    (213) 229-7000


                                   October 14, 1997
                         (Date of Event which Requires Filing
                                  of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /.

                                     SCHEDULE 13D

CUSIP No. 45766Q 10 1                                        Page 2 of ___ Pages

1   NAMES OF REPORTING PERSON
    General Electric Company
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
    (I.R.S. # 14-0689340)

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [  ]
                                                                (b)  [  ]
3   SEC USE ONLY

4   SOURCE OF FUNDS*
    Not Applicable

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                   [X]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    New York

NUMBER OF     7    SOLE VOTING POWER
 SHARES
BENEFICIALLY       2,501,760 shares of Series A Preferred Stock convertible
                   into Common Stock; and
                   7,000 shares of Series C Preferred Stock convertible into
                   Common Stock or Series D Preferred Stock; and
                   250,000 Warrants
                   See Item 5(a)

OWNED BY      8    SHARED VOTING POWER
  EACH             0
REPORTING          9    SOLE DISPOSITIV
 PERSON            E POWER
 WITH              2,501,760 shares of Series A Preferred Stock convertible
                   into Common Stock; and
                   7,000 shares of Series C Preferred Stock convertible into
                   Common Stock or Series D Preferred Stock; and
                   250,000 Warrants
                   See Item 5(a)

              10   SHARED DISPOSITIVE POWER
                   0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
         2,501,760 shares of Series A Preferred Stock convertible into Common Stock;

         7,000 shares of Series C Preferred Stock convertible into Common Stock or Series D Preferred Stock; and
         250,000 Warrants
         (see Item 5(a))

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                       [  ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    100% of outstanding Series A Preferred Stock
    100% of outstanding Series C Preferred Stock
    56.9% of Common Stock, par value $0.001 per share (assuming conversion of shares of Series A Preferred Stock and Series C Preferred Stock and exercise of GE Warrants)

14  TYPE OF REPORTING PERSON*
    CO

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                           STATEMENT PURSUANT TO RULE 13d-1
                                        OF THE
                            GENERAL RULES AND REGULATIONS
                                      UNDER THE
                     SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

    This amendment amends a statement on Schedule 13D (the "Original 13D") relating to the Common Stock, $0.001 par value per share ("Common Stock"), of Insight Health Services Corp., a Delaware corporation ("Insight"), filed with the Securities and Exchange Commission on July 12, 1996. This amendment reports
(i) the purchase by General Electric Company, a New York corporation ("GE"), of 7,000 shares of newly issued InSight Convertible Preferred Stock, Series C, par value $0.001 per share ("Series C Preferred Stock"), (ii) the purchase by GE of warrants to purchase up to 250,000 shares of Insight Common Stock at the initial exercise price of $10.00 per share (the "GE Warrants"), and (iii) an agreement between GE and InSight (subject to certain conditions) for GE to convert all of its shares of existing InSight Convertible Preferred Stock, Series A, par value $0.001 per share ("Series A Preferred Stock"), into shares of Series C Preferred Stock.

ITEM 2 - IDENTITY AND BACKGROUND

    This statement is filed by GE. GE's principal executive offices are located at 3135 Easton Turnpike, Fairfield, Connecticut. GE engages in providing a wide variety of industrial, commercial and consumer products and services.

    For information with respect to the identity and background of each director and executive officer of GE, see Schedule I attached hereto.

    During the last five years, neither GE nor, to its best knowledge, any person identified on Schedule I has, except as set forth on Schedule II hereto
(a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which GE or such person, as the case may be, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    To the best knowledge of GE, all persons identified on Schedule I are United States citizens, except that Paolo Fresco, Vice Chairman of the Board and an executive officer of GE, is an Italian citizen, Claudio X. Gonzalez, a director of GE, is a Mexican citizen and G.S. Malm, an executive officer of GE, is a Swedish citizen.

ITEM 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    On October 14, 1997, InSight consummated a recapitalization ("Recapitalization") pursuant to which (a) certain investors affiliated with TC Group, LLC and its affiliates (collectively, "Carlyle"), a private merchant bank headquartered in Washington, D.C., made a cash investment of $25 million in InSight and received therefor (i) 25,000 shares of newly issued InSight Convertible Preferred Stock, Series B, par value $0.001 per share ("Series B Preferred Stock"), initially convertible, at the option of the holders thereof, in the aggregate into 2,985,075 shares of InSight Common Stock, and (ii) warrants (the "Carlyle Warrants") to purchase up to 250,000 shares of InSight Common Stock at the initial exercise price of $10.00 per share; (b) GE (i) surrendered its rights with respect to a supplemental service fee payable from InSight to GE in exchange for (A) the issuance of 7,000 shares of newly issued Series C Preferred Stock, initially convertible, at the option of GE, in the aggregate into 835,821 shares of InSight Common Stock, and (B) the GE Warrants, and (ii) agreed to exchange all of its Series A Preferred Stock on the business day (the "Second Closing") after all waiting periods with respect to GE's filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, have expired or been terminated, for an additional 20,953 shares of Series C Preferred Stock, initially convertible, at the option of the holders thereof, in the aggregate into 2,501,851 shares of InSight Common Stock; and (c) InSight executed a Credit Agreement with NationsBank, N.A. pursuant to which NationsBank, as agent, committed to provide a total of $125 million in senior secured credit, including a $50 million acquisition facility (the "Credit Facility"), upon the satisfaction of certain customary conditions. The shares of Series B Preferred Stock and Series C Preferred Stock are convertible, at the option of the majority of the holders of each such series and under certain conditions, one year after the initial funding under the Credit Facility
(which such initial funding took place on October 22, 1997), into shares of InSight Convertible Preferred Stock, Series D, par value $0.001 per share ("Series D Preferred Stock"). The Series D Preferred Stock is convertible into Common Stock.

    The holders of the shares of Series C Preferred Stock have the right to vote with the holders of Common Stock and the holders of the Series B Preferred Stock with respect to all matters submitted to a shareholder vote, except for the election of directors (with respect to which the holders of the shares of Series C Preferred Stock have the voting rights set forth in the next paragraph). With respect to all matters submitted to a shareholder vote (except for the election of directors), each holder of Series C Preferred Stock has one vote for every share of Common Stock into which each share of Series C Preferred Stock is convertible pursuant to the terms of the Series C Certificate of Designation; provided, however, that the aggregate number of such votes, when combined with the aggregate number of votes attributable to the holders of the shares of Series B Preferred Stock, shall not exceed 37% of the total number of votes eligible to be cast.

    Pursuant to the terms of the Recapitalization, the number of directors comprising the Company's Board of Directors (the "Board") is currently fixed at nine. Six directors (the "Common Stock Directors") are to be elected by the common stockholders, one of whom (the "Joint Director") is to be proposed by the majority holders of each of the Series B Preferred Stock and the Series C Preferred Stock and approved by a majority of the Board in its sole discretion. Of the three remaining directors, two are to be elected by the holders of the Series B Preferred Stock and one is to be elected by the holders of the Series C Preferred Stock, subject to increase or decrease in certain circumstances (the "Preferred Stock Directors"). Presently, the Board of the Company consists of seven directors, five of whom are Common Stock Directors and two of whom are Preferred Stock Directors elected by the holders of the Series B Preferred Stock. GE does not currently intend to elect its Preferred Stock Director until after the Second Closing. The vacancy created for the Joint Director has not been filled.

    Upon a conversion by the holders of the Series B Preferred Stock and the Series C Preferred Stock of their shares of preferred stock into shares of Series D Preferred Stock (a "Type B Event Date"), the number of members of the Board shall be increased automatically by the smallest whole number that will result in at least the Type B Percentage (but less than sixty six and two-thirds percent (66 2/3%)) of the members of the Board being Series D Directors. Immediately following a Type B Event Date, the holders of Series D Preferred Stock shall have the right to elect all of the new directors (the "Conversion Directors"). The "Type B Percentage" equals a percentage equal to the number of shares of Common Stock held by all holders of Series B Preferred Stock and Series C Preferred Stock as of the Type B Event Date (assuming conversion of all such shares of Series B Preferred Stock and Series C Preferred Stock into Common Stock) divided by the total number of shares of Common Stock outstanding as of such date (assuming conversion of all convertible shares of Preferred Stock as of such date); provided, however, that the maximum Type B Percentage is sixty-four percent (64%). "Series D Directors" means, collectively, the Preferred Stock Directors and the Conversion Directors.

    The foregoing discussion in response to this Item 3 is qualified in its entirety by reference to the Securities Purchase Agreement dated October 14, 1997 between GE and InSight (the "Securities Purchase Agreement"), the Certificate of Designation, Preferences and Rights of Convertible Preferred Stock, Series B, the Certificate of Designation, Preferences and Rights of Convertible Preferred Stock, Series C, and the Certificate of Designation, Preferences and Rights of Convertible Preferred Stock, Series D, all of which are attached as Exhibits hereto and which are hereby incorporated herein.

ITEM 4 - PURPOSE OF TRANSACTION

    GE has acquired its shares of Series A Preferred Stock, shares of Series C Preferred Stock (including its right to purchase shares of Series C Preferred Stock at the Second Closing) and GE Warrants (including, to the extent applicable, its rights thereunder to acquire Common Stock of InSight) as an investment in the ordinary course of business, and not with the purpose of changing control of InSight.

    GE may, from time to time, transfer all or part of its shares of Series C Preferred Stock to one or more of its affiliates pursuant to the provisions of the Securities Purchase Agreement. GE may change its current intentions, acquire additional Common Stock or rights that are convertible into or exercisable for Common Stock or take any other action with respect to InSight or its equity securities in any manner permitted by law. Other than as set forth herein, GE has no current plans which relate to or would result in any of the events described in Items (a) through (j) of the instructions to this Item 4 of
Schedule 13D.

ITEM 5 - INTEREST IN SECURITIES OF THE ISSUER

    (a) GE beneficially owns all 2,501,760 shares of InSight's outstanding Series A Preferred Stock, all 7,000 issued shares of InSight's Series C Preferred Stock, and all 250,000 GE Warrants. If GE converted all of the shares of Series A Preferred Stock and Series C Preferred Stock to Common Stock pursuant to the terms thereof and exercised the GE Warrants, GE would own approximately 56.9% of the outstanding shares of Common Stock of InSight (assuming conversion of all shares of Series A Preferred Stock and Series C Preferred Stock and exercise of the GE Warrants, and based upon a number of shares of Common Stock reported as outstanding by InSight as of September 30, 1997 of 2,714,725).

    (b) GE has sole voting and investment power with respect to the securities that are the subject of this Schedule 13D.

    (c)  Not applicable.

    (d) No other person is known to GE to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities that are the subject of this Schedule 13D.

    (e)  Not applicable.

ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    The response to Item 3 is incorporated by reference herein.

    Pursuant to the Securities Purchase Agreement and the terms of the Series C Preferred Stock, GE has certain class voting rights with respect to InSight's Series C Preferred Stock and preemptive rights with respect to certain securities issuances by InSight. In addition, InSight has granted GE certain registration rights with respect to the shares of Common Stock issuable upon exercise of the GE Warrants, and has agreed to provide registration rights with respect to the shares of Common Stock issuable upon conversion of the Series A Preferred Stock and the Series C Preferred Stock.

    The foregoing response to this Item 6 is qualified in its entirety by reference to the Securities Purchase Agreement, the Warrant Purchase Agreement (a copy of which is attached hereto as Exhibit 3) and the Registration Rights Agreement (a copy of which is attached hereto as Exhibit 2), which are hereby incorporated herein.

ITEM 7 -  MATERIAL TO BE FILED AS EXHIBITS.

    (1)  Securities Purchase Agreement dated as of October 14, 1997

    (2)  Registration Rights Agreement dated as of October 14, 1997

    (3)  Warrant Purchase Agreement dated as of October 14, 1997

    (4) Certificate of Designation, Preferences and Rights of Series B Preferred Stock

    (5) Certificate of Designation, Preferences and Rights of Series C Preferred Stock

    (6) Certificate of Designation, Preferences and Rights of Series D Preferred Stock

                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                        GENERAL ELECTRIC COMPANY

    By: /s/

    Name:

    Title:

    Dated:  October __, 1997

                          GENERAL ELECTRIC COMPANY DIRECTORS


                                                      PRESENT PRINCIPAL
          NAME              PRESENT BUSINESS ADDRESS  OCCUPATION
          ----------------  ------------------------  ----------------------

          D.W. Calloway     PepsiCo, Inc.             Retired Director and
                            700 Anderson Hill Road    Chairman of the Board,
                            Purchase, NY 10577        Pepsico, Inc.

          J.I.Cash, Jr.     Harvard Business School   Professor of Business
                            Baker Library 187         Administration-Graduate
                            Soldiers Field            School of Business
                            Boston, MA 02163          Administration, Harvard
                                                      University

          S.S. Cathcart     222 Wisconsin Avenue      Retired Chairman,
                            Suite 103                 Illinois Tool Works
                            Lake Forest, IL 60045

          D.D. Dammerman    General Electric Company  Senior Vice President-
                            3135 Easton Turnpike      Finance, General Electric
                            Fairfield, CT 06431       Company


          P. Fresco         General Electric Company  Vice Chairman of the
                            (U.S.A.)                  Board and Executive
                            3 Shortlands,             Officer, General
                            Hammersmith               Electric Company
                            London, W6 8BX, England

          C.X. Gonzalez     Kimberly-Clark de         Chairman of the Board and
                            Mexico,                   Chief Executive Officer,
                              S.A. de C.V.            Kimberly-Clark de Mexico,
                            Jose Luis Lagrange 103,     S.A. de C.V.
                            Tercero Piso
                            Colonia Los Morales
                            Mexico, D.F. 11510,
                            Mexico

          G.G. Michelson    Federated Department      Former Member of the
                            Stores                    Board of Directors,
                            151 West 34th Street      Federated Department
                            New York, NY 10001        Stores

          S. Nunn           King & Spalding           Partner, King & Spalding
                            191 Peachtree Street,
                            N.E.
                            Atlanta, Georgia 30303

                       GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS

                                                      PRESENT PRINCIPAL
          NAME              PRESENT BUSINESS ADDRESS  OCCUPATION
          ----------------  ------------------------  ----------------------

          J.F. Welch, Jr.   General Electric Company  Chairman of the Board and
                            3135 Easton Turnpike      Chief Executive Officer
                            Fairfield, CT 06431

          P. Fresco         General Electric Company  Vice Chairman of the
                            (U.S.A.)                  Board
                            3 Shortlands,             Board and Executive
                            Hammersmith               Officer
                            London, W6 8BX, England

          P.D. Ameen        General Electric Company  Vice President and
                            3135 Easton Turnpike      Comptroller
                            Fairfield, CT 06431

          J.R. Bunt         General Electric Company  Vice President and
                            3135 Easton Turnpike      Treasurer
                            Fairfield, CT 06431

          D.L. Calhoun      General Electric Company  Vice President -
                            2901 East Lake Road       GE Transportation Systems
                            Erie, PA 16531

          W.J. Conaty       General Electric Company  Senior Vice President -
                            3135 Easton Turnpike      Human Resources
                            Fairfield, CT 06431

          D. M. Cote        General Electric Company  Senior Vice President -
                            3135 Easton Turnpike      GE Appliances
                            Fairfield, CT 06431

          D.D. Dammerman    General Electric Company  Senior Vice President -
                            3135 Easton Turnpike      Finance
                            Fairfield, CT 06431

          L.S. Edelheit     General Electric Company  Senior Vice President -
                            P. O. Box 8               Corporate Research and
                            Schenectady, NY 12301       Development

                                                      PRESENT PRINCIPAL
          NAME              PRESENT BUSINESS ADDRESS  OCCUPATION
          ----------------  ------------------------  ----------------------

          J.D. Opie         General Electric Company  Vice Chairman of the
                            3135 Easton Turnpike      Board and Executive
                            Fairfield, CT 06431       Officer

          R.S. Penske       Penske Corporation        Chairman of the Board and
                            13400 Outer Drive, West   President, Penske
                            Detroit, MI 48239-4001

          B.S. Prieskel     Suite 3125                Former Senior Vice
                            60 East 42nd Street       President,
                            New York, NY 10165        Motion Picture
                                                      Associations
                                                        of America

          F.H.T. Rhodes     Cornell University        President Emeritus
                            3104 Snee Building        Cornell University
                            Ithaca, NY 14853

          A.C. Sigler       Champion International    Retired Chairman of the
                             Corporation              Board and CEO
                            1 Champion Plaza          and former Director,
                            Stamford, CT 06921        Champion International
                                                      Corporation

          D.A. Warner III   J. P. Morgan & Co., Inc.  Chairman of the Board,
                            & Morgan Guaranty Trust   President, and Chief
                            Co.                       Executive Officer,
                            60 Wall Street            J.P. Morgan & Co.
                            New York, NY 10260        Incorporated and
                                                      Morgan Guaranty Trust
                                                      Company

          J.F. Welch, Jr.   General Electric Company  Chairman of the Board and
                            3135 Easton Turnpike       Chief Executive Officer,
                            Fairfield, CT 06431       General Electric Company


                                     CITIZENSHIP

                           C. X. Gonzalez      Mexico
                           P. Fresco           Italy
                           All Others          U.S.A.

                                                      PRESENT PRINCIPAL
          NAME              PRESENT BUSINESS ADDRESS  OCCUPATION
          ----------------  ------------------------  ----------------------

          B.W. Heineman,    General Electric Company  Senior Vice President -
          Jr.               3135 Easton Turnpike      General Counsel and
                            Fairfield, CT 06431       Secretary

          J. R. Immelt      General Electric Company  Senior Vice President -
                            P.O. Box 414              GE Medical Systems
                            Milwaukee, WI 53201

          W.J. Lansing      General Electric Company  Vice President- Corporate
                            3135 Easton Turnpike      Business Development
                            Fairfield, CT 06431

          G. S. Malm        General Electric Company  Senior Vice President -
                            3135 Easton Turnpike      Asia
                            Fairfield, CT 06431

          W.J. McNerney,    General Electric Company  Senior Vice President -
          Jr.               Nela Park                 GE Lighting
                            Cleveland, OH  44122

          E.F. Murphy       General Electric Company  Senior Vice President -
                            1 Neumann Way             GE Aircraft Engines
                            Cincinnati, OH 05215

          R.L. Nardelli     General Electric Company  Senior Vice President -
                            1 River Road              GE Power Systems
                            Schenectady, NY 12345

          R.W. Nelson       General Electric Company  Vice President -
                            3135 Easton Turnpike      Corporate Financial
                            Fairfield, CT 06431       Planning
                                                      and Analysis

          J.D. Opie         General Electric Company  Vice Chairman of the
                            3135 Easton Turnpike      Board and
                            Fairfield, CT 06431       Executive Officer

          G.M. Reiner       General Electric Company  Senior Vice President -
                            3135 Easton Turnpike      Chief Information Officer
                            Fairfield, CT 06431

                                                      PRESENT PRINCIPAL
          NAME              PRESENT BUSINESS ADDRESS  OCCUPATION
          ----------------  ------------------------  ----------------------

          G.L. Rogers       General Electric Company  Senior Vice President -
                            1 Plastics Avenue         GE Plastics
                            Pittsfield, MA 01201

          J.W. Rogers       General Electric Company  Vice President - GE
                            1635 Broadway             Motors
                            Fort Wayne, IN 46801

          L.G. Trotter      General Electric Company  Vice President -
                            41 Woodford Avenue        GE Electrical
                            Plainville, CT 06062      Distribution
                                                       and Control


                                     CITIZENSHIP


                           P. Fresco      Italy
                           G. S. Malm     Sweden
                           All Others     U.S.A.

                                RECENT GE CONVICTIONS

    1. HER MAJESTY'S INSPECTORATE OF POLLUTION V. IGE MEDICAL SYSTEMS LIMITED (St. Albans Magistrates Court, St. Albans, Hertsfordshire, England, Case No. 04/00320181)

    In April, 1994, GEMS' U.K. subsidiary, IGE Medical Systems Limited (IGEMS) discovered the loss of a radioactive barium source at the Radlett, England facility. The lost source, used to calibrate nuclear camera detectors, emits a very low level of radiation. IGEMS immediately reported the loss as required by the U.K. Radioactive Substances Act. An ensuing investigation, conducted in cooperation with government authorities, failed to locate the source. On July 21, 1994, Her Majesty's Inspectorate of Pollution (HMIP) charged IGEMS with violating the Radioactive Substances Act by failing to comply with a condition of registration. The Act provides that a registrant like IGEMS, which "does not comply with a limitation or condition subject to which (it) is so registered ... shall be guilty of (a criminal) offense." Condition 7 of IGEMS' registration states that it "shall so far as is reasonably practicable prevent ... loss of any registered source."

    At the beginning of trial on February 24, 1995, IGEMS entered a guilty plea and agreed to pay of fine of 5,000L and assessed costs of 5,754L. The prosecutors presentation focused primarily on the 1991 change in internal IGEMS procedures and, in particular, the source logging procedure. The prosecutor complimented IGEMS' investigation and efforts to locate the source and advised the court that IGEMS had no previous violations of the Radioactive Substances Act. He also told the court that the Radlett plant had been highlighted as an exemplary facility to HMIP inspectors as part of their training. In mitigation, IGEMS emphasized the significant infrastructure and expense undertaken by IGEMS to provide security for radiation sources and the significant effort and expense incurred in attempting to locate the missing source.

    2. Except for the foregoing, GE has not and, to the best of GE's knowledge, none of the directors and executive officers of GE has been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    3. GE has not and, to the best of GE's knowledge, none of the directors and executive officers of GE has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

October 21, 1997